March 30, 2007

Via U.S. Mail and Facsimile (650-940-4710)

Barry G. Caldwell
President, Chief Executive Officer, and Director
Iridex Corporation
1212 Terra Bella Avenue
Mountain View, CA 94043-1824

	Re:	Iridex Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed April 3, 2006
		Form 10-Q for the Quarterly Period Ended July 1, 2006
		Filed December 22, 2006
		File No. 0-27598

Dear Mr. Caldwell:

      We have reviewed your response letter dated February 28,
2007
and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We refer you to the last paragraph of your response to our prior comment 1. Please advise us whether the products exported to Iran are among the products described in your response. If they are not, please describe those products. Provide the same type of materiality analysis regarding the products exported to Iran as we previously requested regarding your products sold into Sudan and Syria. Discuss whether the products exported to Iran have military uses; whether, to the best of your knowledge, understanding and belief, any of the products have been put to military use in Iran; and, if so, the military uses of which you are aware.

Please advise us of the outcome of your investigation into the Iranian exports upon its completion.

* * * * *

      Please respond to these comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Peggy Fisher
		Assistant Director
	Division of Corporation Finance
Barry G. Caldwell
Iridex Corporation
March 30, 2007
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